Exhibit 99.1

CALCITECH LTD

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheet of CalciTech Ltd (a Company in the development stage) as of February 29, 2004 and the related consolidated statement of operations, shareholders' deficiency, and cash flows for the year ended February 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with International Standards on Auditing and with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 29, 2004 and the consolidated results of its operations and its cash flows for the year ended February 29, 2004 in accordance with International Financial Reporting Standards and with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 29, 2004, February 28, 2003 and February 28, 2002. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MRI Moores Rowland LLP
Chartered Accountants
3 Sheldon Square
London
W2 6PS
United Kingdom

2

Comments by Auditor for Canadian and United States Readers on Canadian-International Standards and United States Standards on Auditing Reporting Differences

The consolidated balance sheets of CalciTech Ltd (a Company in the development stage) as at February 28, 2003 and February 28, 2002 and the related consolidated statement of operations, shareholders deficiency and cash flows for the years ended February 28, 2003 and February 28, 2002 were audited by other auditors who provided their unqualified opinion dated October 10, 2003.

Canadian generally accepted auditing standards require that the report of independent auditors provides an opinion on the statements of operations and cash flows from the date of inception to date. As described in the paragraph above in respect of the periods up to and including February 28, 2003, other auditors audited these financial statements.

Canadian reporting standards for auditors do not permit a reference to conditions and events that cast a substantial doubt on a Company's ability to continue as a going concern, such as those described in the above paragraph, when these are adequately disclosed in the financial statements. Under Canadian reporting standards for auditors, the going concern paragraph would be excluded from this report.

Canadian reporting standards for auditors do not require a reference to the restatement of prior years, such as those described in the audit report. Under Canadian reporting standards for auditors, the restatement of financial statements paragraph would be excluded from this report.

3

Report of Independent Auditors
CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheets of CalciTech Ltd (a Company in the development stage) as of February 28, 2003 and February 28, 2002, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the three years in the period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing, and with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 28, 2003 and February 28, 2002, and the consolidated results of its operations and its cash flows for the three years in the period ended February 28, 2003 in accordance with International Financial Reporting Standards.

As described in Note 2 to the financial statements, the Company had restated its financial statements for each of the years in the two year period ended February 28, 2002 to adjust the accounting for certain deferred development costs and convertible debt.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2003, February 28, 2002 and February 28, 2001. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles, as restated, would have affected the determination of net loss and shareholders’ deficiency for the financial years ended February 28, 2003, February 28, 2002 and February 28, 2001 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France
October 10, 2003

4

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED BALANCE SHEET
February 29, 2004 and February 28, 2003
(amounts in thousands of US dollars)

	Notes	2004	2003
ASSETS
Current assets
Cash and cash equivalents	3.6	$61	$79
Receivables, prepaid expenses and other current assets	4	255	200
Total current assets		316	279
Non-current assets
Property, plant and equipment, net	5	629	75
Intangible fixed assets	3.8 and 6	91	43
Total non-current assets		720	118
TOTAL ASSETS		$1,036	$397

The accompanying notes are an integral part of the consolidated financial statements

5

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED BALANCE SHEET
February 29, 2004 and February 28, 2003
(amounts in thousands of US dollars, except per share data)

	Notes	2004	2003
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable		$995	$597
Accruals		679	305
Deferred gain on sale and leaseback - current portion		99	-
Other loans - current portion of liability element	8	250	-
Convertible debentures - current portion of liability element	3.14 and 9.1	141	272
Provisions - current portion	12	-	419
Total current liabilities		2,164	1,593
Deferred gain on sale and leaseback - non current portion		380	-
Credit facility	7	365	1,202
Other loans - non current portion	8	698	-
Convertible debentures - non-current portion of liability element	3.14 and 9.1	-	176
Total non current liabilities		1,443	1,378
Total liabilities		3,607	2,971
Shareholders' deficiency	9
Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorised in 2004 and in 2003; issued and outstanding: 63,899,675 shares in 2004 and 53,889,165 in 2003		1,792	1,784
Share premium, holders' options outstanding on credit facility and
contribution surplus		31,441	29,449
Convertible debentures		3,920	3,564
Accumulated deficit during the development stage		(39,545)	(37,301)
Cumulative foreign currency translation adjustments		(179)	(70)
Total shareholders' deficiency		(2,571)	(2,574)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$1,036	$397

The accompanying notes are an integral part of the consolidated financial statements

6

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED STATEMENT OF OPERATIONS
February 29, 2004, February 28, 2003 and February 28 2002
(amounts in thousands of US dollars, except per share data)

	Notes	2004	2003	2002 restated
Revenues		$51	$-	$-
Cost of revenues		-	-	-
Gross margin		51	-	-
Research and development expenses		$353	$719	$696
General and administrative expenses		1,723	1,004	939
Settlement of legal dispute	12	-	-	400
Operating loss		(2,025)	(1,723)	(2,035)
Profit on disposal of investment	10	316	-	-
Interest expense		(521)	(465)	(201)
Loss before income taxes and minority interest		(2,230)	(2,188)	(2,236)
Provision for income taxes	12	(14)	-	(333)
Loss from ordinary activities		(2,244)	(2,188)	(2,569)
Minority interest		-	-	51
Net deficit accumulated during the development stage		$(2,244)	$(2,188)	$(2,518)
Net deficit per share:
Basic		$(0.04)	$(0.04)	$(0.06)
Diluted		$(0.04)	$(0.04)	$(0.06)
Shares used in net deficit per share calculation:
Basic		54,723,374	49,632,816	43,724,179
Diluted		54,723,374	49,632,816	43,724,179

Please refer to note 13 for details of related party transactions.

The accompanying notes are an integral part of the consolidated financial statements

7

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
February 29, 2004, February 28, 2003 and February 28, 2002
(amounts in thousands of US dollars except number of shares)

				Share
				remium,
				holders'
				option
				outstanding			Cumulative	Total
				and			currency	consolidated
				contributed	Convertible	Accumulated	translation	shareholders'
	Note	Common stock		surplus	debentures	deficit	adjustments	deficiency

		Shares	Amounts

Balances, February 29, 2001 as restated		43,724,179	1,778	26,400	1,245	(32,595)	26	(3,146)
Net loss		-	-	-	-	(2,518)	-	(2,518)
Drawing on credit facility	7	-	-	2	-	-	-	2
Conversion of credit facility into convertible debentures net of finders fee	9.1	-	-	-	2,058	-	-	2,058
Foreign currency translation adjustments		-	-	-	-	-	4	4

Balances, February 28, 2002 as restated		43,724,179	1,778	26,402	3,303	(35,113)	30	(3,600)
Net loss		-	-	-	-	(2,188)	-	(2,188)
Issuance of common stock upon conversion of credit facility	9.2	3,955,695	3	1,047				1,050
Issuance of convertible debentures	9.1	-	-	-	261			261
Conversion of options	9.4	620,000	-	119	-	-	-	119
Exercise of warrants	9.1	656,200	-	184	-	-	-	184
Issuance of common stock upon private placement	9.3	4,933,091	3	1,697	-	-	-	1,700

Balances, February 28, 2003		53,889,165	1,784	29,449	3,564	(37,301)	(70)	(2,574)
Net loss				-	-	(2,244)	-	(2,244)

Issuance of common stock upon conversion of credit facility	9.2	10,010,510	8	1,992	-	-	-	2,000
Issuance of convertible debentures	9.1	-	-	-	356	-	-	356
Foreign currency translation adjustments		-	-	-	-	-	(109)	(109)

Balances, February 29, 2004		63,899,675	1,792	31,441	3,920	(39,545)	(179)	(2,571)

The accompanying notes are an integral part of the consolidated financial statements

8

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED STATEMENT OF CASH FLOWS
February 29, 2004, February 28, 2003 and February 28, 2002
(amounts in thousands of US dollars)

			2002
	2004	2003	restated
Cash flows from operating activities
Net deficit	$(2,244)	$(2,188)	$(2,518)
Adjustments for:
Profit on disposal of investment	(316)	-	-
Depreciation and amortization	94	88	3
Interest expense	521	465	201
Operating loss before working capital changes	(1,945)	(1,635)	(2,314)
Changes in working capital :
Increase in receivables, prepaid expenses and other current assets	(55)	(113)	(67)
Increase/(decrease) in accounts payable and accrued expenses, and provisions used	285	(301)	476
Net cash used in operating activities	(1,715)	(2,049)	(1,905)

Cash flows from investing activities
Acquisition of property, plant and equipment and patents	(281)	(8)	(164)
Net cash used in investing activities	(281)	(8)	(164)
Cash flows from financing activities
Proceeds from other loans	199	-	-
Proceeds from sale and lease back	749	-	-
Proceeds from issuance of convertible debentures	-	-	2,500
Proceeds from credit facility	1,986	2,358	2,316
Payment of credit facility	(837)	(255)	(2,643)
Finders fee	-	-	(125)
Interest paid on convertible debentures	-	-	(210)
Net cash provided by financing activities	2,097	2,103	1,838
Effect of exchange rate changes on cash	(119)	22	46
Net (decrease) / increase in cash and cash equivalents	(18)	68	(185)
Cash and cash equivalents, beginning of year	79	11	196
Cash and cash equivalents, end of year	$61	$79	$11

The accompanying notes are an integral part of the consolidated financial statements

9

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

1. BUSINESS OF THE COMPANY

CalciTech Ltd (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives.

Revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company restated its financial statements for the year ended February 28, 2002 in respect of the accounting for development activities and convertible debt to conform the accounting to International Financial Reporting Standards ("IFRS"). These were correctly restated in the form 20F for the year ended February 28, 2003.

Set forth below are the restatement adjustments included in the restatement of the previously issued financial statements, each of which was a "fundamental error" within the meaning of IFRS 8.

Considering the following circumstances:

•
There remains a technical and design risk that it will not be possible to scale-up production in the manner envisaged and a risk that the cost, timing and efficiency of commercial production will not be consistent with the current plans;

•	The production process is new and has not been tried before, so there are several risks associated with the scale up to full commercial production;
•	There are no firm significant sales contracts;

The criteria set by International Financial Reporting Standards for the deferral of development costs, as further described in Note 3.9, have not yet been met, and consequently the Company restated the financial statements to expense development costs, which had been deferred in previously issued financial statements.

Given that the small scale plant, included in property, plant and equipment, was constructed to provide final process data and bulk samples and to reduce the technical risk in moving up to a full scale plant, management has not demonstrated the technical feasibility of completing the asset for use in full scale commercial production. The small scale production plant, which had been considered a tangible asset in financial statements for the year ended February 28, 2002 was accordingly expensed as a development activity in the restated consolidated financial statements.

10

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

Being in the development stage does not preclude the Company from obtaining reliable measure of the fair market value of its compound debt instruments, the fair values on issue of the debt of the liability component and the equity conversion component of convertible debt were determined and classified separately. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

Summary of Restatement Items

The following tables present the impact of the restatement adjustments on the Company’s previously reported 2002 results and financial position on a condensed basis:

	As
	previously
Statement of operations:	reported	As restated
Gross margin	-
Research and development expenses	$88	696	$
General and administrative expenses	897	939
Settlement of legal dispute	400	400
Operating loss	(1,385)	(2,035)
Interest expense, net	(142)	(201)
Loss before income taxes and minority interest	(1,527)	(2,236)
Provision for income taxes	(333)	(333)
Loss from ordinary activities	(1,860)	(2,569)
Minority interest	51	51
Net loss	$(1,809)	(2,518)	$
Net loss per share:
Basic	$(0.04)	(0.06)	$
Diluted	$(0.04)	(0.06)	$
Shares used in net loss per share calculation:
Basic	43,724,179	43,724,179
Diluted	43,724,179	43,724,179

11

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

	2002
	As
	previously
Balance sheet:	reported	As restated
ASSETS
Current assets
Cash and cash equivalents	$11	11
Receivables	14	14
Prepaid expenses and other current assets	73	73
Total current assets	98	98
Non-current assets
Property, plant and equipment, net	397	120
Intangible fixed assets	67	67
Deferred development costs, net	658	-
Total non-current assets	1,122	187
TOTAL ASSETS	$1,220	285
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$1,145	1,145
Current portion of convertible debentures	-	213
Total current liabilities	1,145	1,358
Provisions	325	325
Credit facility	2,043	2,043
Convertible debentures	-	159
Total liabilities	3,513	3,885
Shareholders' deficiency
Common stock	1,778	1,778
Share premium	26,039	26,296
Holders' options outstanding on credit facility	-	55
Contribution surplus	-	51
Convertible debentures	3,948	3,303
Deficit accumulated during development stage	(34,088)	(35,113)
Cumulative foreign currency translation adjustments	30	30
Total shareholders' deficiency	(2,293)	(3,600)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$1,220	285

12

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the date of approval of the financial statements.

The Company is in the development stage and has therefore incurred cumulative losses of $39,545 through to February 29, 2004 and current liabilities exceed current assets by $1,848. Accordingly, there is significant doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon securing borrowing and raising further capital until such time as the Company is generating adequate revenue as to be self-supporting.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000 (see Note 7) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2004 this facility was extended to August 30, 2005. Also at this time Epsom agreed to convert part of this facility into equity for $2,000. As at February 29, 2004, $365 of this facility had been drawn down.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642 to February 28, 2005. All other terms of the convertible debentures remain unchanged from the original debenture notes.

Management is currently pursuing financing to further fund the development of its products and markets and to carry out its business plan and is hopeful of concluding with financing in the near future.

Assets and liabilities are recorded on the basis that the Company will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.2 Basis of presentation

The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards. A reconciliation of net income and shareholders’ equity between IAS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 15.

Certain disclosure differences between IAS and Canadian GAAP are included in Note 15.

13

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

3.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

3.4 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.5 Foreign currency translation

The reporting currency of the Company is the US dollar (USD), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its transactions are denominated in US dollars.

The measurement currency of the Company's operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

During the year ended February 29, 2004, included in operating loss were foreign exchange gains of $76 (2003 - exchange loss $190, 2002 - exchange gain $2).

3.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

14

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

3.7 Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

Leasehold improvements	lesser of lease term or 10 years
Plant and equipment	10 years
Office furniture and equipment	5 to 10 years

An impairment review is undertaken where there are indicators of impairment.

Maintenance and repairs are charged to expenses when incurred.

3.8 Patents

Expenditure on acquired patents is capitalised and amortised over their useful lives on a straight line basis. Legal expenditure for the protection of technology developed by the Company is recognised as an expense in the statement of operations, as incurred, except when additional future economic benefits can be attributed to such protection at closing date.

3.9 Research and development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention and ability to use or sell the intangible asset;

•	the existence of a market for the output of the intangible asset or the intangible asset itself;

•	the availability of adequate technical resources to complete the development;

•	the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1 and;

•	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred development costs are originally recorded at cost, which includes:

•	expenditure on materials and services used or consumed in generating the intangible asset;

•	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

•	any expenditure that is directly attributable to generating the asset, such as the amortisation of patents used to generate the asset.

15

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

Any costs capitalised are amortised on a straight-line basis over the period of expected future benefit.

3.10 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net loss attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.

3.11 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company. This would include convertible debentures where the fair value of the conversion option is recognised under shareholders’ equity.

3.12 Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are recorded for deferred tax assets that are not more likely that not to be realised.

Deferred tax assets are recognised only to the extent that future taxable profit will be available such that realisation of the related tax benefit is more likely than not.

3.13 Stock options

The Company does not recognise any compensation expense with respect to stock options.

3.14 Convertible debt accounting

On issue of convertible debentures and credit facility, the fair value of the conversion element is determined. This amount is recognised in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

16

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

The fair value of the liability component, representing the obligation to make future payments of interest to the holder of the conversion option is calculated on the issue of the instrument using a deemed market interest rate for an equivalent non-convertible instrument. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency.

3.15 Modification of debt instruments

The Company may effect a modification or an exchange of debt instruments with a creditor. The modification or exchange may include changes in the principal amount, interest rate, term to maturity, borrowing currency or creditor. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that is applied by the Company.

A modification or exchange of debt instruments represents a settlement when the terms of the new or modified debt are substantially changed from the terms of the original debt instrument. Substantial change occurs when:

a.	The present value of the cash flows under the terms of the modified or new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original debt instrument;

b.	There is a change in the borrowing currency; or

c.	There is a change in the creditor and the original debt is legally discharged by the debtor through a cash payment or otherwise.

 If a modification or an exchange of debt instruments represents a settlement, the Company calculates a loss or gain that is charged, or credited, to income when settlement occurs. This loss or gain is the difference between the fair value of the new debt instrument and the carrying amount of the original debt instrument, together with all unamortized debits or credits related to the original debt instrument.

If a modification or exchange of debt instruments does not represent a settlement but, instead, is merely a renegotiation of a debt instrument, all existing deferred debits and credits related to the original debt instrument are maintained and are amortised over the remaining term of the renegotiated debt.

3.16 Government grants

Government grants are recognised when there is reasonable assurance that the Company will comply with the conditions attaching to them, and the grants will be received or earned. A government grant that becomes receivable as compensation for research and development expenses already incurred with no future related costs is recognised as a reduction in research and development expenses in the period in which it becomes receivable.

Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded. During the year ended February 29, 2004, CalciTech Deutschland GmbH was awarded grants of €80 (2003 - €77).

17

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

3.17 Leases

Leases are classified as finance leases wherever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the statement of operations.

Assets held under finance leases are depreciated at the shorter of the lease term and their useful economic lives.

4. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	2004	2003
Investment allowances	$-	$77
Accounts receivable	114	-
VAT receivable	2	65
Deposits	50	50
Prepaid expenses	89	8
Total receivables, prepaid expenses and other current assets	$255	$200

The Company’s German subsidiary is eligible to unconditional investment allowances, which were recognised in accordance with the policies described in Note 3.16.

18

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2004
	Leasehold	Laboratory	Building, plant	Office furniture
	improvements	equipment	and equipment	and equipment	Total
Net amount at beginning of the year	$5	4	42	24	75
Additions	-	-	698	14	712
Disposals	(4)	(4)	(42)	(20)	(70)
Depreciated during the year	(2)	(1)	(84)	(7)	(94)
Foreign currency translation adjustment	1	1	-	4	6
Balance at the end of the year	-	-	614	15	629
Gross amount	17	7	801	58	883
Accumulated depreciation	(17)	(7)	(187)	(43)	(254)
Balance at the end of the year	$-	-	614	15	629

Depreciation expense totaled $94, $64 and $12 for the years ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively.

During the year the Company disposed of its small scale plant and leased it back for an annual rental of €120 ($150) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $495 of which depreciation of $59 was recognised in the year.

6. PATENTS

Patents can be summarised as following:

	2004	2003
Net amount at beginning of the year	$43	$67
Additions	48	-
Amortised during the year	-	(24)
Balance at the end of the year	91	43
Gross amount	3,292	3,244
Accumulated amortisation	(3,201)	(3,201)
Balance at the end of the year	$91	$43

19

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

The Company acquired certain rights to several patents in the field of Acetylene production, equipment for this production and PCC with expiry dates up to the year 2009.

Amortisation expense amounted to $NIL, $24, and $4 for the years ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively.

7. CREDIT FACILITY AGREEMENT

On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders acting in a non-discretionary role, bearing interest at 8% per annum and due year 2000. In April 1999, the Company re-negotiated an extension of the existing credit facility agreement to provide up to $5 million for a term to February 28, 2001. Interest rate per annum was reduced to 7.75%.

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7.75%. A further extension has been negotiated extending the facility to March 5, 2003 with the same rate of interest. On February 28, 2003, this credit facility agreement was re-negotiated with Epsom whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2004, this facility was extended to August 30, 2005.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralised by the shares of CalciTech Synthetic Minerals Ltd.

The credit facility is presented as follows:

	2004	2003
Face value of note issued during the year	1,986	2,358
Less equity conversion component	-	-
	1,986	2,358
Interest expense	180	109
Conversion of note into common shares	(2,010)	(1,050)
Payments made during the year	(993)	(2,258)
	(837)	(841)
Liability component at the beginning of the year	1,202	2,043
Liability component at end of the year	365	1,202
Effective interest rate at year end	7.75%	7.75%

20

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

The caption "Payments made during the year" includes the effect of direct offset to the credit facility of various transactions in the total amount of $10, as further described in Note 17.

The carrying amount of the credit facility approximates its fair value.

8. OTHER LOANS

	Note	2004	2003
Other loans		$199	$-
Finance lease loan	5	749	-
Total loans		$948	$-
Falling due split:
Amounts due within one year
Other loans		$100	$-
Finance lease		150	-
Total amounts due within one year		250	-
Amounts due after one year
Other loans		$99	$-
Finance lease 1 -2 years		150	-
Finance lease 2 -5 years		449
Balance at the end of the year		$948	$-

Included in other loans above is $749, which is secured upon the assets to which it relates. See note 5 for further details of the sale and leaseback.

Average interest rate on the other loans is 6.50% pa

9. SHAREHOLDERS' DEFICIENCY

9.1. Convertible debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500 for a term to February 2003, of which $890 were denominated in USD and $610 were denominated in Euro. Of this amount, $441 was paid in cash and $1,059 was exchanged for the credit facility. Interest was payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, have converted into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. This instrument qualifies for equity classification under IAS as long as there is no indication that the shares of the Company may be delisted. If that future event was to occur within 270 days after the date of conversion, the investors may have put the debentures to the Company at

21

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

100% of their original amount plus accrued and unpaid interest. Accordingly, the instrument would have been reclassified to debt from the date that the decision to delist the shares was made. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The Company may have redeemed the convertible debentures in whole or in part at any time up to two years. On the maturity date, the Company also had the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested was paid.

In July 2001, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $2,500 for a term to November 2003. The terms of the note were exactly the same as those on the notes issued in February 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

In April 2002, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $300 for a term to July 2004. The terms of the note were exactly the same as those on the notes issued in February 2001 and November 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The effective interest rate assigned to the convertible debentures was 12%.

During February 2003, the Company’s 8% and 7.5% convertible debentures with a principal amount of $3,390 and €663 were re-negotiated by their retirement against the issue of new 6% debentures of $297 to February 15, 2004, €188 to February 15, 2004 and $3,805 to February 15, 2005. The notes totaling $300 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of the convertible debentures remained unchanged. This modification represented a settlement, and the difference between the fair value of the liability element in the new convertible debentures, assuming an effective interest rate of 12%, and the carrying amount of the original ones was accounted for as an expense of $127, which was posted to interest expense in the statement of income.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642 to February 28, 2005. All terms of the convertible debentures remain unchanged from the original debenture notes.

The Company has the right but not the obligation, to convert any or all of the amounts of principal and any unpaid interest, into shares of common stock. The conversion price shall be the greater of (i) 75% of the average closing offer price of a share of the Company’s common stock for the 10 days immediately prior to conversion and (ii) the price per share as of the closing date.

22

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

The equity element can be summarised as follows:

	2004	2003
Principal amount of debentures at issuance	4,642	4,300
Less present value of future interest payments at issuance	(545)	(559)
Less finders' fee	(177)	(177)
	$3,920	$3,564

9.2 Conversion of credit facility

In February 2001, the Company entered into an agreement to convert part of the balance due on the credit facility agreement (amounting to $500) with Epsom Investment Services N.V. (Note 7) into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

In February 2002, Epsom Investment Services N.V. agreed to convert an additional $450 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.32 of note. This conversion resulted in the issue of common stock of 1,424,050 common shares effected on July 15, 2002.

In February 2003, Epsom Investment Services N.V. agreed to convert a further $600 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares.

In February 2004, Epsom Investment Services N.V. agreed to convert a further $2,000 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 10,010,510 common shares.

9.3 Private placement

During February 2002, the Company announced a private placement of mixed securities to raise US$ 2,000 by way of 7.5% convertible debentures in the sum of $300, with the same terms and conditions as previous issues, and by the issue of common stock in the sum of $1,700 at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a premium of 20% to the strike price. The placing, which was completed after the end of the financial year and was approved by the TSX Venture Exchange in July 2003, consisted of 4,933,091 common shares, priced at CDN $0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN $0.66, and US$300 7.5% convertible debentures.

23

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

9.4 Stock option plan

Under the provision of the TSX Venture Exchange, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

Stock option activity was as follows:

	Number of
	Shares	Exercise price per share

Balance at February 28, 1999	2,185,000	Cdn $0.80 to 1.50
Options lapsed	(1,175,000)	Cdn $0.29 to 1.50
Options granted	500,000	Cdn $0.30
Balance at February 29, 2000	1,510,000	Cdn $0.29 to 0.30
Options lapsed	(350,000)	Cdn $0.29
Options granted	-
Balance at February 28, 2001	1,160,000	Cdn $0.29 to 0.30
Options lapsed	-
Options granted	-
Balance at February 28, 2002	1,160,000	Cdn $0.29 to 0.30
Options exercised	(620,000)	Cdn $0.29
Options lapsed	(40,000)	Cdn $0.29
Options granted	-
Balance at February 28, 2003	500,000	Cdn 0.30
Options exercised
Options lapsed
Options granted	1,350,000	Cdn 0.33 to 0.45
Balance at February 29, 2004	1,850,000	Cdn 0.30 to 0.45

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarises information with respect to stock options as of February 29, 2004:

	Number of		Number of	Weighted average
Exercise	options		options	remaining contractual
Price	outstanding	Status	exercisable	life (years)
Cdn $0.30	500,000	Exercisable	500,000	2.25
Cdn $0.33	850,000	Exercisable	850,000	4.67
Cdn $0.45	500,000	Exercisable	500,000	4.00
	1,850,000		1,850,000

24

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

9.5 Other information

The Company is committed to issue 100,000 common shares for services in connection with the preparation and filing of a registration statement under the Securities Exchange Act (US) and listing on the National Associations of Securities Dealers Automated Quotation System (NASDAQ), in the event that the Company elects to obtain a NASDAQ listing.

The Company has never paid or distributed dividends.

10. PROFIT ON DISPOSAL OF INVESTMENTS

During the year ended February 29, 2004, the Company disposed of its 100% subsidiary, CalciTech Group Services SARL (incorporated in France) to the CEO, Roger Leopard and Geoffrey Long, a senior employee, for a price of €10 (Ten Euros). The net liabilities of the Company at the date of disposal were as shown below.

The French Company continues to employ Geoffrey Long and other administrative staff and recharge CalciTech Ltd for their cost on a monthly basis.

Included in the balance sheet of CalciTech Group Services SARL is a liability to the French tax authorities of $419, which is vigorously disputed by management. CalciTech Ltd has received legal advice stating that if such a liability was deemed as owed to the French authorities, this obligation would remain with the French Company and would not be due by its former parent undertaking. It has however agreed to meet the professional costs in defending this action.

The results of CalciTech Group Services SARL for the period to February 27, 2004, the date of disposal, which have been included in the consolidated statement of operations, were as follows:

	2004	2003
	$	$
Revenue	402	492
Operating costs	(374)	(398)
Profit before tax	29	94
Income tax expense	(14)	(17)
Profit on ordinary activities after tax	15	77

The revenue generated by CalciTech Group Services SARL, as shown above, originated from inter-company transactions and has been eliminated accordingly upon consolidation.

25

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

The net liabilities of CalciTech Group Services SARL at the date of disposal were:

	2004	2003
	$	$
Property improvements	4	5
Other fixed assets	-	25
Deposits	7	7
TVA refund receivable	16	30
Trade debtors	27	-
Other debtors	352	205
Prepayments	7	4
Cash at bank	-	(8)
Trade creditors	(105)	(111)
Other creditors	(10)	-
Accruals	(195)	(66)
Income tax liability	(419)	-
	(316)	91
Gain on disposal	316
Total consideration	-

11. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

	2004	2003	2002
			restated
Bermuda	$(1,513)	(1,910)	$(2,021)
Rest of world	(717)	(278)	(215)
Loss before income taxes and minority interest	$(2,230)	$(2,188)	$(2,236)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of February 29, 2004.

26

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

12. PROVISIONS AND CONTINGENCIES

The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company's management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

13. RELATED PARTY TRANSACTIONS

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $132, $205 and $196 for the years ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively.

In the financial year ended February 29, 2004, this amount included $117 paid to EuroHelvetia TrustCo S.A. ($180 in the year ended February 28, 2003), who were contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $16 ($25 in the year ended February 28, 2003) to CalciTech Group Services in providing strategic and industrial counseling services.

All the above transactions were made in the normal course of operations and accounted for under normal trade terms.

See Note 10 to the financial statements, in respect of the sale of CalciTech Group Services SARL to Roger Leopard.

14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

27

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

	2004	2003	2002
			restated
Operating loss
Bermuda	$(1,308)	$(1,518)	$(1,882)
Rest of world	(717)	(205)	(153)
Total	$(2,025)	$(1,723)	$(2,035)
Identifiable assets
Bermuda	$91	$43
Rest of world	945	354
Total	$1,036	$397

15.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS, US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ from generally accepted accounting principles in the United States (US GAAP) and generally accepted accounting principles in Canada (Canadian GAAP).

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company has restated its net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficiency from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

28

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

					Cumulative total
			2002		since inception
	2004	2003	restated		restated
Net loss in accordance with IFRS	$(2,244)	$(2,188)	$(2,518)		$(38,052)
Interest, finders fee and currency translation on convertible debentures	(280)	(288)	(275)		(895)
Beneficial conversion feature on credit facility	(404)	(590)	(543)		(3,006)
Share options accounting	-	47	(123)		(214)
Net loss in accordance with US GAAP	$(2,928)	$(3,019)	$(3,459)		$(42,167)

Basic net loss per share under US GAAP	$(0.05)	$(0.06)	$(0.08)	$
Diluted net loss per share under US GAAP	$(0.05)	$(0.06)	$(0.08)	$

	2004	2003
Shareholders' deficiency in accordance with IFRS	$(2,571)	$(2,574)
Convertible debentures	(4,501)	(4,182)
Shareholders' deficiency in accordance with US GAAP	$(7,072)	$(6,756)

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.

Under US GAAP, convertible debentures should not be included within shareholders' deficiency. Accordingly, interest and the foreign currency translation adjustment on the principal element, and finders’ fee would be charged to income under US GAAP.

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognised when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of $214 was recorded for the first time in the financial year ended February 28, 2002. This was partly reversed in the financial year ended February 28, 2003, due to the fall in market value. There is no expense under variable plan accounting as the share options that relate to the repricing have either been exercised or have lapsed, as at February 29, 2004.

Under US GAAP and Canadian GAAP, additional disclosures would include, but not necessarily be limited to the following:
Consideration received for shares of stock, warrants, rights and other equity securities

29

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

	Number	Amount
As at February 28, 1987	8,167,825	$10,560
Performance shares for patent rights	10,000,000	-
Issue of shares for cash	766,667	838
As at February 29, 1988	18,934,492	11,398
Issue of shares for cash	250,000	359
As at February 28, 1989 and 1990	19,184,492	11,757
Issue of shares for cash	1,000,000	602
As at February 28, 1991	20,184,492	12,359
Issue of shares for cash	600,000	394
Exercise of stock options	23,000	15
Issue of shares for debt	413,171	271
Reduction of paid up capital	-	(12,169)
As at February 29, 1992	21,220,663	870
Exercise of stock options	207,000	140
Exercise of warrants	70,000	56
Performance shares cancelled	(10,000,000)	-
As at February 28, 1993	11,497,663	1,066
Exercise of warrants	530,000	483
Exercise of stock options	11,000	18
Acquisition of Kemgas Corporation Inc.	5,187,495	109
As at February 28, 1994	17,226,158	1,676
Exercise of stock options	75,000	82
Exercise of stock options	75,000	-
As at February 28, 1995	17,376,158	1,758
Exercise of stock options	200,000	-
Acquisition of 50.1% Kemgas Corporation Inc.	5,187,505	4
As at February 29, 1996	22,763,663	1,762
Exercise of Kemgas Corporation Inc. stock options	375,000	-
As at February 28, 1997	23,138,663	1,762
Issue of shares on conversion of credit facility	3,800,000	4
As at February 28, 1998	26,938,663	1,766
Issue of shares on conversion of credit facility	2,978,723	2
As at February 28, 1999	29,917,386	1,768
Issue of shares for cash	2,429,150	2
Conversion of convertible debentures	7,202,643	5
Exercise of Kemgas Corporation Inc. stock options	175,000	-
As at February 29, 2000	39,724,179	1,775
Issue of shares on conversion of credit facility	4,000,000	3
As at February 28, 2002 and February 28, 2001	43,724,179	1,778
Issue of shares on conversion of credit facility	3,955,695	3
Issue of shares for cash	4,933,091	3
Exercise of warrants	656,200	-
Exercise of stock options	620,000	-
As at February 28, 2003	53,889,165	1,784
Issue of shares on conversion of facility	10,010,510	8
	63,899,675	1,792

30

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

	Options	Option price
	Outstanding	per share
Balance, February 28, 1990	1,850,000	$0.45
Options granted	490,000	0.90
Options cancelled	(1,925,000)	0.45 to 0.90
Balance, February 28, 1991	415,000	0.90
Options granted	100,000	0.90
Options granted	25,000	1.49
Options granted	20,000	1.50
Options exercised	(23,000)	0.90
Options cancelled	(40,000)	0.90
Balance, February 29, 1992	497,000	0.90 to 1.50
Options exercised	(207,000)	0.90 to 1.50
Options cancelled	(115,000)	0.90 to 1.50
Options granted	75,000	1.50
Balance, February 28, 1993	250,000	0.90 to 1.50
Options granted	131,000	2.25
Options exercised	(11,000)	2.25
Options cancelled	(100,000)	1.50
Balance, February 28, 1994	270,000	0.90 to 2.25
Options granted	200,000	2.28
Options exercised	(75,000)	1.50
Options exercised	(75,000)	0.90
Balance, February 28, 1995	320,000	2.25 to 2.28
Options exercised	(200,000)	2.28
Balance, February 29, 1996	120,000	2.25
Options lapsed	(10,000)	2.25
Options granted	750,000	2.45
Options granted	425,000	US $ 2.50
Balance, February 28, 1997	1,285,000	2.25 to 2.45 & 2.50
Options lapsed	(1,175,000)	2.45 & 2.50
Options granted	1,925,000	1.50
Balance, February 28, 1998	2,035,000	1.50 to 2,25
Options lapsed	(600,000)	1.50 to 2.25
Options granted	750,000	0.80 to 1.50
Balance, February 28, 1999	2,185,000	0.80 to 1.50
Options lapsed	(1,175,000)	0.29 to 1.50
Options granted	500,000	0.30
Balance, February 29, 2000	1,510,000	0.29 to 0.30
Options lapsed	(350,000)	0.29
Balance, February 28, 2002 and February 28, 2001	1,160,000	0.29 to 0.30
Options exercised	(620,000)	0.29
Options lapsed	(40,000)	0.29
Balances, February 28, 2003	500,000	0.30
Options granted	1,350,000	0.33 to 0.45
Balances, February 29, 2004	1,850,000	0.30 to 0.45

31

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

	Number of	Exercise price
	Warrants	per share
	outstanding	Cdn.
Balance at February 29, 2000	0
Warrants granted re: debentures	315,000	Cdn 0.333 to 0.435
Warrants exercised	0
Balance at February 28, 2001	315,000	Cdn$ 0.333 to 0.435
Warrants granted re: debentures	525,000	Cdn $ 0.455 to 0.51
Warrants exercised	-
Balance at February 28, 2002	840,000	Cdn $0.333 to 0.51
Warrants granted re: private place	4,933,091	Cdn $ 0.66
Warrants granted re: debenture	63,000	Cdn $ 0.80 to 0.896
Warrants exercised	(656,200)	Cdn $ 0.333 to 0.455
Warrants lapsed	(183,800)	Cdn $ 0.333 to 0.455
Balance at February 28, 2003	4,996,091	Cdn $0.333 to 0.896
Warrants lapsed	(4,996,091)	Cdn $0.333 to 0.896
Balance at February 29, 2004	-

The equity element of the convertible debentures can be summarised as follows:

Issuance of convertible debentures	1,245
Year ended February 28, 2001	1,245
Issuance of convertible debentures	2,755
Less: finders fee	(177)
Less: present value of future interest payments at issuance	(520)
Year ended February 28, 2002	3,303
Issuance of convertible debentures	300
Less: present value of future interest payments at issuance	(39)
Year ended February 28, 2003	3,564
Issuance of convertible debentures	356
Year ended February 29, 2004	3,920

32

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

Had compensation cost for the plan been determined based on the fair value of the options at the grant date for awards in the three year period ended February 29, 2004 consistent with the provisions of SFAS No 123, the Company’s net loss and loss per share would have been as follows:

	2004	2003	2002
			restated
Net loss per US GAAP:
- As reported	$(2,928)	$(3,019)	$(3,459)
- Pro forma	$(3,031)	$(3,066)	$(3,336)
Net loss per share per US GAAP - Proforma:
Basic net loss per share under US GAAP	$(0.06)	$(0.06)	$(0.08)

The fair value of each option grant was estimated on the date of grant using the Black - Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0%; annual risk-free interest rate of 4.5%; expected volatility of 33%. All grants were made during the financial year 2000 and 2004.

Development Stage Entity

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises" and under Canadian GAAP falls under the provisions of AcG-11, ‘Enterprises under a development stage’.

The cumulative amounts are stated in accordance with International Financial Reporting Standards.

33

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

Statement of income

	Notes	Cumulative
		totals since
		inception
		restated
Revenues		$2,779
Cost of revenues		(1,996)
Gross margin		783
Research and development expenses		$9,709
General and administrative expenses		15,257
Settlement of legal dispute	12	400
Write-down of goodwill		10,649
Other expenses		184
Operating loss		(35,416)
Profit on disposal of investment		316
Interest expense, net		(4,108)
Loss before income taxes and minority interest		(39,208)
Provision for income taxes	12	(388)
Loss from ordinary activities		(39,596)
Minority interest		51
Net deficit		$(39,545)

34

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

Statement of cash flows

Cumulative
totals since
inception
restated
Cash flows from operating activities
Net deficit	$(39,249)
Profit on disposal of investment	(316)
Depreciation and amortization	4,924
Write-down of property, plant and equipment	2,033
Write-down of inventory	459
Write-down of goodwill	10,649
Interest expense	4,108
Equity in earnings of affiliates	86
Operating loss before working capital changes	(17,306)
Changes in working capital :
Decrease in receivables, prepaid expenses and other current assets	5
Increase in accounts payable and accrued expenses, and provisions used	616
Cash used in operations	(16,685)
Interest paid to financial institutions	(427)
Net cash used in operating activities	(17,112)
Cash flows from investing activities
Acquisition of property, plant and equipment	(1,017)
Purchase of KCI net of cash acquired	537
Net cash used in investing activities	(480)
Cash flows from financing activities
Proceeds from new other loans	199
Proceeds raised from finance lease	749
Payment of bank loans	(670)
Proceeds from issuance of common stock	5,912
Proceeds from issuance of convertible debentures	2,941
Proceeds from credit facility	12,294
Payment of credit facility	(4,059)
Finders fee	(285)
Increase in bank overdraft	437
Cash received from share subscription of partner in Odda	51
Interest paid on convertible debentures	(210)
Net cash provided by financing activities	17,359
Effect of exchange rate changes on cash	294
Net increase / (decrease) in cash and cash equivalents	61
Cash and cash equivalents, at inception	-
Cash and cash equivalents, end of year	$61

35

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

New accounting pronouncements under IFRS and US GAAP

In January 2003, the FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the application of Accounting Research Bullrtin No. 51, "Consolidated Financial Statements." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not provide sufficient equity at risk for the entity to support its activities. In December 2003, the FASB revised certain elements of FIN 46. The FASB also modified the effective date of FIN 46. For all entities that were previously considered special purpose entities, FIN 46 should be applied in periods ending after December 15, 2004. Otherwise FIN 46 is to be applied for registrants who file under Regulation S-X in periods ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the Company’s consolidated financial position or results of operations.

There is no reconciling difference between net loss and shareholders' deficiency in accordance with IFRS and Canadian GAAP for the years ended February 29, 2004, February 28, 2003 and February 28, 2002.

Under Canadian GAAP, the share option plan is treated under Section 3870, ‘Stock-Based compensation and Other Stock-Based Payments’, of the C.I.C.A. handbook and related interpretations in accounting for its share options, which were granted to employees and non-employee directors elected by shareholders.

Had compensation cost for the plan been determined based on the fair value of the options at the grant date for awards in the two year period ended February 29, 2004 and February 28, 2003, consistent with the provisions of CICA 3870, the Company’s net loss and loss per share would have been as follows:

	2004	2003
Net loss per IAS GAAP:
- As reported	$(2,244)	$(2,188)	$
- Pro forma	$(2,347)	$(2,188)	$
Net loss per share per IAS GAAP - Proforma:
Basic net loss per share under IAS GAAP	$(0.04)	$(0.04)	$

The fair value of each option grant was estimated on the date of grant using the Black - Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0%; annual risk-free interest rate of 4.5%; expected volatility of 33%. All grants were made during the financial year 2000 and 2004.

36

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

New accounting pronouncements under Canadian GAAP

In November 2001, the CICA issued Accounting Guideline 13 ("AcG 13") "Hedging Relationships," which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to apply accrual accounting for positions hedged with derivatives. The Company does not expect the adoption of this guideline to have a material effect on the consolidated financial statements.

In December 2002, the CICA approved, subject to written ballot, the draft guideline relating to guarantees. The draft guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The draft guideline is effective for periods beginning on or after January 1, 2003. The Company does not expect the adoption of this guideline to have a material effect on the consolidated financial statements.

In December 2002, the CICA approved, subject to written ballot, new Handbook section "Asset Retirement Obligations" to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061 "Property, Plant and Equipment". The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard has not yet been determined.

16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies for 2003 and 2004 are as follows:

Name of Company	Countries	Holding	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	PCC business
Kemgas North America Inc.	USA	Ordinary shares	100%	Marketing (dormant)
CalciTech Group Services SARL CalciTech Group Services SA	France Switzerland	Ordinary shares Ordinary shares	100% 100%	Administration Administration
CalciTech Holdings ApS	Denmark	Ordinary shares	100%	Holding Company
CalciTech Odda A-S	Norway	Ordinary shares	51%	Production of PCC
CalciTech Deutschland GmbH	Germany	Ordinary shares	100%	Production of PCC

On February 1, 2003, the Company’s intellectual property interests in it’s Synthetic Calcium Carbonate ("SCC") technology were assigned to a new Bermuda organized wholly owned subsidiary, CalciTech Synthetic Minerals Ltd. All group subsidiary companies were transferred to CalciTech Synthetic Minerals Ltd. which now acts as the holding Company and will license within the group rights and use of the technology on a territorial basis.

37

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

On February 27, 2004, CalciTech Group Services SARL of France, was sold to Roger Leopard and Geoffrey Long. CalciTech Ltd has undertaken to pay the sums currently due to the French Company for fees invoiced and retain their services. See Note 10 for further details.

During the year ended February 29, 2004, the Company acquired CalciTech Group Services SA as its new administrative office.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:

	2004	2003	2002
Issuance of common stock upon conversion of credit facility	$2,000	1,050	-
Conversion of options through credit facility	10	119	-
Exercise of warrants through credit facility	-	184	-
Issuance of common stock upon private placement through credit facility	-	1,700	-
Issuance of convertible debentures through credit facility	-	300	-
Interest on convertible debentures paid from credit facility	-	(112)
Total	$2,010	$3,241	$-

Upon exercise of options certain directors paid the exercise price directly to Epsom as an offset to the credit facility. Similarly, the exercise price of warrants was paid directly by certain holders as an offset to the credit facility, and the private placement of common stock and convertible debentures was effected through the credit facility.

18. COMMITMENT

The Company leases its principal management services office under an operating lease expiring in November 2006. Under the terms of the lease agreement, the Company has the option to extend the term of the lease for three years. At February 29, 2004, future minimum payments amounted to $7.

19. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 6, 9 and 9 as of February 29, 2004, February 28, 2003 and 2002, respectively.

38

CALCITECH LTD
(a Company in the development stage)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 29, 2004
(amounts in thousands of US dollars, except per share data)

20. POST BALANCE SHEET EVENT

After the end of the year, holders of the convertible debentures were offered the following amendment to their notes:

Section 2 Definitions: Shall be extended by the following definition.

"Conversion Date means the day, notified by the Company on at least sixty (60) days notice, on which an application by way of an equivalent to an Initial Public Offering to a reputable senior European or North American Stock Exchange or by 31st December, 2007, whichever maybe the earlier."

Section 3 Conversion: Shall be amended as follows

Whereas, under Section 3, subsection 3.1 of the above referenced Debenture, "the holder of this debenture has the right, but not the obligation to, upon thirty (30) days written notice, on the second (2) year anniversary of the Original Issuance Date, to convert the outstanding principal and any unpaid interest into shares of Common Stock." This shall now be amended whereby "the holder of this debenture has the right, but not the obligation to, on thirty (30) days notice by the Company, (i) on application for a listing by way of an Initial Public Offering on a reputable Senior European or North American Stock Exchange, or (ii) by 31st December, 2007 to convert the outstanding principal and any accrued interest into shares of Common Stock."

Furthermore, under Section 3, subsection 3.2 Conversion price. Whereas, "Subject to adjustment pursuant to section 3.3 the Conversion Price shall be the greater of (i) seventy-five (75%) of the average closing offer price of a share of the Company’s Common Stock for the ten (10) days immediately prior to conversion and (ii) the price per share as of the Closing Date." This shall now be amended whereby, "subject to adjustment pursuant to Section 3.3, the Conversion price of a share of the Company’s Common Stock shall be one United States Dollar and seventy five cents (USD1.75) on the conversion date.

To date, 96% of the convertible debenture holders have accepted this proposal.

21. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on August 31, 2004.

"R.A. Leopard"
Roger A Leopard

"J.M Smith"
John M Smith

39